 Filed pursuant to General Instruction II.L of Form F-10
 File No. 333-264982
AMENDED AND RESTATED PROSPECTUS SUPPLEMENT,
amending and restating the Prospectus Supplement dated January 13, 2022 to the Short Form Base Shelf Prospectus dated November 26, 2020 as amended pursuant to amendment no. 1 to the Short Form Base Shelf Prospectus dated November 30, 2021
New Issue May 17, 2022
ELECTRA BATTERY MATERIALS CORPORATION
Up to C$20,000,000 of Common Shares
This document amends and restates the prospectus supplement of Electra Battery Materials Corporation (the “Corporation” or “Electra”), formerly First Cobalt Corp., dated January 13, 2022, and accordingly, the information in this amended and restated prospectus supplement (this “Prospectus Supplement”) supersedes the information contained in the prospectus supplement of the Corporation dated January 13, 2022.
The Corporation is hereby qualifying for distribution common shares in the capital of the Corporation (the “Common Shares”) having an aggregate sale price of up to C$20,000,000 (or the equivalent in U.S. dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold) (the “Offering”). The Corporation has entered into an amended and restated “at-the-market” equity distribution agreement dated May 17, 2022 (the “Distribution Agreement”) with CIBC World Markets Inc. (the “Canadian Agent”) and CIBC World Markets Corp. (the “U.S. Agent”, and together with the Canadian Agent, the “Agents”) relating to the Common Shares offered under the short form base shelf prospectus dated November 26, 2020, as amended pursuant to amendment no. 1 to the short form base shelf prospectus dated November 30, 2021 (the “Shelf Prospectus”) as supplemented by this prospectus supplement (the “Prospectus Supplement” and together with the Shelf Prospectus, the “Prospectus”). The Distribution Agreement supersedes and replaces the “at-the-market” distribution agreement dated January 13, 2022 (the “Original Agreement”), between the Corporation and the Canadian Agent.
In accordance with the terms of the Distribution Agreement, and except as noted below, the Corporation may distribute up to C$20,000,000 of Common Shares from time to time through the Agents, as agents for the distribution of Common Shares pursuant to the Offering. See “Plan of Distribution”.
The issued and outstanding Common Shares of the Corporation are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) and the Nasdaq Capital Market (“Nasdaq”). On May 16, 2022, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was C$4.89 and on Nasdaq was US$3.79. The Corporation has applied to list the Common Shares issuable under the Offering on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.
The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Common Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and such financial statements are subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.
Investing in securities of the Corporation is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus Supplement and the accompanying Shelf Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under “Risk Factors” herein and in the accompanying Shelf Prospectus prior to investing in any Common Shares offered hereby.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States, or who are resident in Canada may not be described fully herein. Purchasers of the Common Shares should read the tax discussion contained in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations for U.S. Holders” and “Risk Factors”.
Sales of the Common Shares, if any, under this Prospectus Supplement and the Shelf Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”), involving sales made directly on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the United States. The Common Shares will be distributed at market prices prevailing at the time of the sale of such Common Shares. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out above is in fact raised. The Canadian Agent will only sell Common Shares on marketplaces in Canada and the U.S. Agent will only sell Common Shares on marketplaces in the United States. See “Plan of Distribution”.
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, most of the officers and directors are not residents of the United States, that some or all of the Agents or experts named in this Prospectus Supplement and in the accompanying Shelf Prospectus are not residents of the United States, and that a substantial portion of the assets of the Corporation and such persons are located outside the United States. See “Enforceability of Certain Civil Liabilities”.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE COMMON SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Pursuant to the terms of the Distribution Agreement, the Corporation will compensate the Agents for its services in acting as agents in the sale of the Common Shares pursuant to the Offering in an amount equal to up to 3.0% of the gross proceeds from sales of the Common Shares made pursuant to the Offering (the “Placement Fee”). The Corporation estimates that the total expenses that it will incur for the Offering, excluding compensation payable to the Agents under the terms of the Distribution Agreement, will be approximately C$450,000. See “Plan of Distribution”.
In connection with the sale of the Common Shares on the Corporation’s behalf, the Agents may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.
As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement and the related Shelf Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See “Plan of Distribution”.
Mr. C.L. “Butch” Otter, a director of the Corporation, and Steven J. Ristorcelli, C.P.G., P.G. and Joseph Schlitt, MMSA QP, each a qualified person, reside outside of Canada. Mr. Otter has appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
The Corporation’s registered office is located at Suite 2400, Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Corporation’s corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

PROSPECTUS SUPPLEMENT
S-i

AMENDMENT NO. 1 TO SHORT FORM BASE SHELF PROSPECTUS DATED
NOVEMBER 26, 2020
SHORT FORM BASE SHELF PROSPECTUS
S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into the Shelf Prospectus. The second part is the Shelf Prospectus, which provides more general information. If the information varies between this Prospectus Supplement and the Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the Shelf Prospectus. The Shelf Prospectus and this Prospectus Supplement together comprise the Prospectus for the purposes of qualifying the securities offered pursuant to the Offering.
An investor should rely only on the information contained in this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated by reference herein and therein) and is not entitled to rely on parts of the information contained in this Prospectus Supplement or the Shelf Prospectus (including the documents incorporated by reference herein or therein) to the exclusion of others. The Corporation and the Agents have not authorized anyone to provide investors with additional or different information. The Corporation and the Agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Prospectus and such information is not incorporated by reference herein, and the Corporation disclaims any such incorporation by reference.
The Corporation and the Agents are not offering to sell the Common Shares in any jurisdictions where the offer or sale of the Common Shares is not permitted. The information contained in this Prospectus Supplement (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus Supplement or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus Supplement or any sale of the Common Shares. The business, capital, financial condition, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.
The documents incorporated or deemed to be incorporated by reference herein or in the Prospectus contain meaningful and material information relating to the Corporation and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.
Other than with respect to the disclosure set out in the documents that are incorporated by reference in this Prospectus that were filed prior to April 13, 2022, the disclosure in this Prospectus is presented on a post-Share Consolidation (as defined below) basis.
Unless the context otherwise requires, all references in this Prospectus Supplement to the “Corporation” and “Electra” refer to Electra Battery Materials Corporation (formerly First Cobalt Corp.) and its subsidiary entities on a consolidated basis.
FINANCIAL INFORMATION AND CURRENCY
All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to dollars or “C$” are to Canadian currency unless otherwise indicated. All references to “US$” refer to United States dollars.
On May 13, 2022, the daily exchange rate for the United States dollar, expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2953.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus Supplement is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed.
NON-IFRS MEASURES
The financial results of the Corporation are prepared in accordance with IFRS. Additionally, the Corporation utilizes certain non-IFRS measures such as working capital. The Corporation believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Corporation. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement and the accompanying Shelf Prospectus contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Corporation’s operating environment, the business operations and financial performance and condition.
Forward-looking statements include, but are not limited to, statements relating to the business and future activities of, and developments related to, the Corporation after the date of this Prospectus Supplement or the Shelf Prospectus, as applicable; statements regarding anticipated burn rate and operations; expectations of the use by the Corporation of the net proceeds raised from the Offering, including as to achieving the related business objectives described herein; expectations of the timing, size and completion of the Offering and the listing of the Common Shares on the TSXV and Nasdaq; planned exploration and development programs and expenditures; commercial agreements with respect to feedstock supply with Glencore (as defined in the AIF) and other parties; the Stratton Offtake Agreement (as defined in the AIF); timelines and milestones with respect to the Refinery (as defined herein); anticipated expenditures and programs at the Refinery, Iron Creek Project (as defined herein) and Cobalt Camp (as defined in the AIF); the impact of COVID-19 on the Corporation; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration; the Corporation’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of the Corporation; future development plans; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, and general expectations with respect to the development of the Refinery (as defined herein); the state of the electric vehicle (“EV”) market; the future price of cobalt; anticipated costs and the Corporation’s ability to fund its programs; the Corporation’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Corporation’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Corporation’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters, the impact of COVID-19; and the Corporation’s ability to obtain financing as and when required and on reasonable terms.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: the Refinery and general expectations with respect to the development of the Refinery; general economic conditions in Canada, the United States and globally; industry conditions, including the state of the EV market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; changes in tax laws and incentive programs relating to the mining industry; the development of the COVID-19 global pandemic (including the Omicron and Delta variants), and the other factors described herein under “Risk Factors”, as well as in the Corporation’s public filings available at www.sedar.com and www.sec.gov.
This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, the section entitled “Risk Factors” in the Shelf Prospectus and in the section entitled “Risk Factors” in the Corporation’s annual information form for the year ended December 31, 2021, dated April 8, 2022 (the “AIF”), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.
The forward-looking information and statements contained in this Prospectus Supplement and the Shelf Prospectus represent the Corporation’s views and expectations respectively as of the date of this Prospectus Supplement and the Shelf Prospectus, unless otherwise indicated in such documents, and forward-looking information and statements contained in the documents incorporated by reference herein and therein represent the Corporation’s views and expectations as of the date of such documents, unless otherwise indicated in such documents. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s profile on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.
CAUTIONARY NOTE TO UNITED STATES INVESTORS
The Corporation is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by National

Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). As such, the information included or incorporated herein concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Electra Battery Materials Corporation at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3, telephone (416) 900-3891, and are also available electronically at www.sedar.com and www.sec.gov. The filings of the Corporation through SEDAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.
This Prospectus Supplement is incorporated by reference into the Shelf Prospectus as of the date hereof and only for the purposes of the distribution of the Common Shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full details.
As of the date hereof, the following documents, filed by the Corporation with the securities commissions or similar authorities in certain of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, the Shelf Prospectus as supplemented by this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Shelf Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, as further described below:
1.
the AIF;

2.
the Corporation’s audited consolidated financial statements for the years ended December 31, 2021 and 2020, and related notes thereto, together with the independent auditor’s report thereon (the “Annual Financial Statements”);

3.
the management’s discussion and analysis for the year ended December 31, 2021 (the “Annual MD&A”);

4.
the management information circular of the Corporation dated October 22, 2021 in connection with the annual general and special meeting of shareholders of the Corporation held on December 2, 2021; and

5.
the material change report of the Corporation dated April 14, 2022.

Any document (other than confidential material change reports, if any) of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference in the Shelf Prospectus for the purposes of the Offering. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
If the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the accompanying Shelf Prospectus in writing on the face page of the version of such news release that the Corporation files on SEDAR (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus for the purposes of the Offering.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this Prospectus Supplement and prior to the termination or completion of the Offering, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K other than in respect of a Designated News Release, if and to the extent expressly provided therein).
Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or in the Shelf Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Shelf Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement or the Shelf Prospectus, except as so modified or superseded.
When the Corporation files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus Supplement is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus Supplement for purposes of future offers and sales of Common Shares offered under this Prospectus Supplement. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus Supplement, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder.
SUMMARY OF THE OFFERING
The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus Supplement.
Issuer	Electra Battery Materials Corporation
Offered Securities and Gross Proceeds	Common Shares with a value up to C$20,000,000.
Placement Fee	Up to 3.0% of the gross proceeds from the sale of the Common Shares.
Description of the Offering	Sales of the Common Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, involving sales made directly on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the United States. The Common Shares will be distributed at market prices prevailing at the time of the sale of such Common Shares. As a result, prices may vary as between purchasers and during the period of distribution.
Common Shares Outstanding	As at May 16, 2022: 32,334,222 Common Shares. See “Consolidated Capitalization” and “Plan of Distribution”.
Business of the Corporation	The Corporation is in the business of battery materials refining and exploration of resource properties. The Common Shares of the Corporation are listed on the TSXV and Nasdaq under the symbol “ELBM”. The Corporation is focused on building a diversified portfolio of assets that are highly leveraged to the electric vehicles battery materials market with assets located primarily in North America. Electra has two significant North American assets, being the Refinery and the Iron Creek Project. See “The Corporation”.
Use of Proceeds	The Corporation expects to use the net proceeds of the Offering for Refinery growth initiatives, Iron Creek exploration and for general corporate purposes.
Risk Factors	Prospective purchasers of the Common Shares should carefully consider the information set forth under the heading “Risk Factors” and the other information included in this Prospectus Supplement and the accompanying Prospectus before deciding to invest. See “Risk Factors”.
THE CORPORATION
Electra is in the business of developing a battery materials refining complex and the acquisition and exploration of cobalt mineral properties. The Common Shares of the Corporation are listed on the TSXV and Nasdaq under the symbol “ELBM”. The Corporation is focused on building a diversified portfolio of assets that are highly leveraged to the battery materials market with assets located primarily in North America. Electra has two significant North American assets:
(i)
A primary cobalt refinery located in Ontario, Canada (the “Refinery”); and

(ii)
The Iron Creek Project in Idaho, the Corporation’s flagship mineral project (the “Iron Creek Project”).

On May 4, 2020, the Corporation announced results from an independent engineering study on the Refinery. The study, titled “First Cobalt Refinery Project — AACE Class 3 Feasibility Study” (the “Refinery Study”), was prepared by Ausenco Engineering Canada Inc. under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study is dated July 9, 2020 and was filed on SEDAR under the Corporation’s profile at www.sedar.com and on EDGAR under the Corporation’s profile at www.sec.gov. The Refinery Study contemplated expanding the existing facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs. As set out in the Corporation’s news release dated November 10, 2021, as the Corporation’s plans to ramp up annual cobalt production to 6,500 tonnes and potentially incorporate black mass feed into the Refinery operations are still being evaluated, the original economic outputs from the Refinery Study should no longer be relied upon.
For further information regarding Electra, the Refinery and the Iron Creek project, see the AIF and other documents incorporated by reference in this Prospectus Supplement available at www.sedar.com and at www.sec.gov under the Corporation’s profile.
Recent Developments
Nasdaq Listing
On April 27, 2022, the Corporation’s Common Shares began trading on Nasdaq under the symbol “ELBM” and ceased trading on the OTCQX.

Personnel Update
On April 21, 2022, the Corporation announced the departure of its Chief Financial Officer, Ryan Snyder. Michael Insulan has been appointed interim Chief Financial Officer as the Corporation conducts an executive search.
Share Consolidation
On April 11, 2022, the Corporation announced a share consolidation of its Common Shares on the basis of one post-consolidation share for every 18 pre-consolidation shares (the “Share Consolidation”). At market open on April 13, 2022, the share consolidation took effect and the post-consolidation Common Shares began trading under the new CUSIP: 28474P201.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
The Offering consists of up to C$20,000,000 of Common Shares.
Common Shares
The Corporation is authorized to issue an unlimited number of the Common Shares. As of May 16, 2022, there were 32,334,222 Common Shares issued and outstanding.
The Common Shares have all of the rights, privileges, restrictions and conditions of other Common Shares of the Corporation. Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Corporation, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of the Corporation (the “Board”) at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis, the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.
The Corporation has applied to list the Common Shares issuable under the Offering on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.
CONSOLIDATED CAPITALIZATION
There have not been any material changes in the share and loan capital of the Corporation, on a consolidated basis, since December 31, 2021 other than the Share Consolidation on April 13, 2022 and the conversion of US$3,500,000 of the Corporation’s 6.95% senior secured convertible notes due December 1, 2026 (the “Notes”) between January 1, 2022 and May 13, 2022 in exchange for approximately 789,100 Common Shares. As a result of the Offering, the shareholder’s equity of the Corporation will increase by the amount of the net proceeds, less expenses, of the Offering and the number of Common Shares issued and outstanding will increase by the number of Common Shares distributed under the Offering.

USE OF PROCEEDS
The Corporation intends to use the net proceeds from the Offering, if any, for Refinery growth initiatives, Iron Creek exploration and for general corporate purposes. The Corporation may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus Supplement.
The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Common Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, involving sales made directly on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the United States. Any proceeds that the Corporation receives will depend on the number of Common Shares actually sold and the offering price of such Common Shares. The net proceeds to the Corporation of any given distribution of Common Shares through the Agents under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the applicable Placement Fee, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Common Shares and the expenses of the Offering. The gross proceeds of the Offering will be up to C$20,000,000. The Agents will receive the Placement Fee of up to 3.0% of the gross proceeds from the sale of the Common Shares. Any Placement Fee paid to the Agents will be paid out of the proceeds from the sale of Common Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.
The Corporation generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. To the extent that the Corporation has negative cash flows in future periods in excess of the net proceeds of the Offering, it may need to deploy a portion of net proceeds from the Offering to fund such negative cash flow.
While the Corporation currently anticipates that it will use the net proceeds of the Offering as set forth above, the Corporation may re-allocate the net proceeds of the Offering from time to time, giving consideration to its strategy relative to the market, development and changes in the industry and regulatory landscape, as well as other conditions relevant at the applicable time. Overall, management of the Corporation will have broad discretion concerning the use of the net proceeds of the Offering, as well as the timing of their expenditure, and pending their use, the Corporation may invest the net proceeds of the Offering in a manner that does not produce income or that loses value. See “Risk Factors”.
PLAN OF DISTRIBUTION
In accordance with the terms of the Distribution Agreement, and except as noted herein, the Corporation may distribute up to C$20,000,000 of Common Shares from time to time through the Agents as agents for the distribution of the Common Shares pursuant to the Offering.
Sales of Common Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, involving sales made directly on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the United States. Subject to the terms and conditions of the Distribution Agreement and upon receipt of instructions provided by the Corporation, the Agents, or selling agents thereof, will use their commercially reasonable efforts, consistent with their normal trading and sales practices, applicable laws and the applicable rules of the TSXV, Nasdaq or any other applicable trading market for the Common Shares in Canada or the United State, to sell the Common Shares directly on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the United States in accordance with the parameters specified by the Corporation. The Common Shares will be distributed at market prices prevailing at the time of the sale of such Common Shares. As a result, prices may vary as between purchasers and during the period of distribution.
The Corporation will instruct the Agents as to the number of Common Shares to be sold by the Agents from time to time by sending the Agents a notice (a “Placement Notice”) that requests that the Agents sell up to a specified dollar amount or a specified number of Common Shares and specifies any parameters in accordance with which the Corporation requires that the Common Shares be sold. The parameters set forth in a Placement Notice may not conflict with the provisions of the Distribution Agreement. The Corporation may instruct the Agents not to sell Common Shares if the sales cannot be effected at or above the price designated by the Corporation in a particular Placement Notice. The Corporation or the Agents may suspend the Offering upon proper notice and subject to other conditions set forth in the Distribution Agreement.
Settlement for sales of Common Shares will occur on the second business day following the date on which any sales are made, or on such earlier date as is then current industry practice for regular-way trading, in return for payment of the net proceeds to the Corporation. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Common Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. (“CDS”) or by such other means as permitted by the Distribution Agreement. Sales of Common Shares in the United States will be settled through the facilities of The Depository Trust Company (“DTC”) or by such other means as permitted by the Distribution Agreement.
The Canadian Agent will only sell Common Shares on marketplaces in Canada and the U.S. Agent will only sell Common Shares on marketplaces in the United States.
Pursuant to the terms of the Distribution Agreement, the Corporation will compensate the Agents for their services in acting as agent in the sale of the Common Shares pursuant to the Offering in an amount equal to up to 3.0% of the gross proceeds from sales of the Common Shares made on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the United States. The Corporation estimates that the total expenses that it will incur for the Offering (including fees payable to stock exchanges, securities regulatory authorities, its counsel, its auditors and counsel to the Agents, but excluding compensation payable to the Agents under the terms of the Distribution Agreement) will be approximately C$450,000.
In connection with the sales of the Common Shares on the Corporation’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Corporation has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.
As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement and the related Shelf Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See “Plan of Distribution”.
The Corporation will also disclose the number and average price of Common Shares sold, as well as the total gross proceeds, commission and net proceeds from sales hereunder, in the ordinary course in its annual and interim financial statements or associated management’s discussion and analysis filed on SEDAR and EDGAR.
There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out herein, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out herein is in fact raised.
The Offering will terminate upon the earlier of: (i) the sale of all Common Shares subject to the Distribution Agreement by the Agents; (ii) the receipt issued for the Prospectus ceasing to be effective in accordance with applicable securities laws; and (iii) termination of the Distribution Agreement in accordance with its terms. The Corporation and the Agent may each terminate the Distribution Agreement in their sole discretion at any time by giving 10 days prior written notice to the other party or under the circumstances specified in the Distribution Agreement.
The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Corporation and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.
If the Corporation or any Agent has reason to believe that the Common Shares are no longer “actively-traded securities” as defined under Rule 101(c)(l) of Regulation M under the Exchange Act, that party will promptly notify the other and sales of Common Shares pursuant to the Distribution Agreement or any terms agreement will be suspended until in the Corporation’s and the Agents’ collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.
The Corporation has applied to list the Common Shares issuable under the Offering on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a person who acquires Common Shares pursuant to the Offering as beneficial owner and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with the Corporation and the Agents; (ii) is not affiliated with the Corporation or the Agents; and (iii) acquires and holds the Common Shares as capital property (a “Holder”).
Common Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Common Shares or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of the “mark-to-market property” rules; (ii) that is a “specified financial institution”; (iii) that has made a “functional currency” reporting election; (iv) an interest in which is a “tax shelter investment”; (v) that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” in respect of Common Shares; or (vi) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement”, all as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Common Shares.
Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.
This summary is based upon: (i) the current provisions of the Tax Act and the Regulations in force as of the date hereof; (ii) all specific proposals (“Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, the CRA’s administrative policies or assessing practices, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion
Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must generally be converted into Canadian dollars based on the single daily exchange rate as quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the CRA.
Holders Resident in Canada
This section of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (“Resident Holder”). A Resident Holder whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to deem the Common Shares, and every other “Canadian security” (as defined in the Tax Act), held by such Resident Holder in the taxation year of the election and in all subsequent taxation years to be capital property. Resident Holders should consult with their own tax advisors regarding this election.
Dividends
A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Common Shares.
In the case of a Resident Holder who is an individual (including certain trusts), such dividends (including deemed dividends) received on the Common Shares will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to “taxable dividends” received from a “taxable Canadian corporation” (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Corporation in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.
In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend (including a deemed dividend) that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.
A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined in subsection 186(3) of the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).
Dispositions of Common Shares
A Resident Holder who disposes of or is deemed to have disposed of a Common Share (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Common Share net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of a Common Share will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other Common Shares held as capital property at that time by the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada — Capital Gains and Capital Losses”.

Capital Gains and Capital Losses
A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.
The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Common Share to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Other Income Taxes
A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income and taxable capital gains. Proposed Amendments contained in the 2022 Canadian Federal Budget announced by the Minister of Finance (Canada) on April 7, 2022 are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Proposed Amendments. The complete legislation for such Proposed Amendments has yet to be released. Resident Holders are advised to consult their own tax advisors.
Generally, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares may be liable for minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.
Holders Not Resident in Canada
This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold and is not and will not be deemed to use or hold the Common Shares in connection with carrying on a business in Canada (“Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.
Dividends
Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on the Common Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “US Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the US Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the US Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Corporation.

Dispositions of Common Shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.
Provided that the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSXV), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by, or belonged to, any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, a Common Share may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Common Shares constitute “taxable Canadian property” in their own particular circumstances.
A Non-Resident Holder’s capital gain (or capital loss) in respect of Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the headings “Holders Resident in Canada — Dispositions of Common Shares” and “Holders Resident in Canada — Capital Gains and Capital Losses”. Such Non-Resident Holders should consult their own tax advisors.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
The following discussion summarizes the anticipated U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of the Common Shares. This discussion addresses only holders who acquire pursuant to this offering and hold Common Shares as “capital assets” (generally, assets held for investment purposes).
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”), and the Convention, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, the 3.8% Medicare tax on certain net investment income, or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their own tax advisers regarding such matters.
No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.
This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass-through entities and their owners, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired the Common Shares in connection with the exercise of employee share options or otherwise as compensation for services, persons that are resident or ordinarily resident in or have permanent establishment in a jurisdiction outside the United States, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of the Corporation’s shares by voting power or by value.
As used herein, a “U.S. Holder” is a beneficial owner of the Common Shares who, for U.S. federal income tax purposes, is: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Common Shares, the tax treatment of a partner in or owner of the partnership or other entity or arrangement will generally depend upon the status of the partner or owner and the activities of the entity. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of the Common Shares are urged to consult their own tax advisors regarding the tax consequences of the ownership and disposition of the Common Shares.
This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their own tax advisors regarding the application of federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of investing in the Common Shares and acquiring, holding or disposing of the Common Shares.
Passive Foreign Investment Company Rules
A foreign corporation will generally be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” In general, “passive income” includes dividends, interest, certain rents and royalties and certain gains, including the excess of gains over losses from certain commodities transactions. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it directly holds its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.
The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Corporation believes that it may have been classified as a PFIC for prior taxable years and may continue to be classified as a PFIC for the current taxable year, but the Corporation expects that it may cease being classified as a PFIC once it begins to generate cash flow from operations. The Corporation’s status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Corporation will be classified as a PFIC for the current taxable year or for any future taxable year.
If the Corporation is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of the Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Corporation is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a common share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for Common Shares).
Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Corporation is treated as a PFIC with respect to such U.S. Holder and any of the Corporation’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in us.
The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (“QEF Election”), with respect to its interest in the PFIC. Consequently, if the Corporation is classified as a PFIC, it may be advantageous for a U.S. Holder to elect to treat us as a “qualified electing fund” with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF Election with respect to the Corporation, provided that the necessary information is provided by the Corporation, the electing U.S. Holder would be required in each taxable year that the Corporation is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Corporation and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Corporation, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in Common Shares and will not be taxed again as distributions to the U.S. Holder.
A QEF Election made with respect to the Corporation will not apply to any Subsidiary PFIC; a QEF Election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF Election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).
The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF Election is made. For any taxable year in which the Corporation determines that it was likely a PFIC, the Corporation intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” for such taxable year with respect to the Corporation and, if applicable, any Subsidiary PFIC in which it owns more than 50% of such subsidiary’s total aggregate voting power. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Corporation and, if applicable, any Subsidiary PFIC.
Alternatively, if the Corporation was to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (a “Mark-to-Market Election”), instead of a QEF Election, provided Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury Regulations. However, a U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a Mark-to-Market Election, as well as the advisability of making a protective QEF Election in case the Corporation is classified as a PFIC in any taxable year.
During any taxable year in which the Corporation or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.
Distributions on Common Shares
In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Corporation’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Corporation does not expect to maintain calculations of the Corporation’s earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.
The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax), regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.
Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation is not classified as a PFIC in the tax year of distribution or in the preceding tax year. Any amount of distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders in respect of dividends received from U.S. corporations.
Distributions to a U.S. Holder with respect to the Common Shares may be subject to Canadian non-resident withholding tax. See “Certain Canadian Federal Income Tax Considerations” above. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the shares of a foreign corporation, including the Common Shares, generally constitute foreign source income. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons collectively own, directly, or indirectly, 50% or more of the voting power or value of the foreign corporation’s shares. If a portion of any dividends paid with respect to the Common Shares are treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for any Canadian withholding taxes imposed in respect of such dividend, although certain elections under the Code and the Convention may be available to mitigate these effects. Dividends received by a U.S. Holder with respect to the Common Shares will generally constitute “passive category income” for purposes of the foreign tax credit. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the impact of, and any exception available to, the special income sourcing rule described in this paragraph. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.
Sale, Exchange or Other Taxable Disposition of Common Shares
Subject to the PFIC rules discussed above, upon a sale, exchange or other taxable disposition of the Common Shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the adjusted tax basis of such Common Shares. If any foreign tax is imposed on the sale, exchange or other disposition of the Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder’s initial tax basis in the Common Shares generally will equal the cost of such Common Shares. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses.
Required Disclosure with Respect to Foreign Financial Assets
Certain U.S. Holders are required to report information relating to an interest in the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Common Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Common Shares.
PRIOR SALES
The following tables set forth details regarding issuances of Common Shares and issuances of securities convertible into or exchangeable, redeemable or exercisable for Common Shares by the Corporation during the 12-month period before the date of this Prospectus Supplement up to May 13, 2022.
Corporation Securities Issuances
Date	Type of Security Issued	Issuance/Exercise/ Conversion Price per Security	Number of Securities
May 13, 2022	Common Shares(1)	C$5.52	25,200
May 10, 2022	Common Shares(1)	C$5.21	1,400
May 9, 2022	Common Shares(1)	C$5.26	14,600
May 6, 2022	Common Shares(1)	C$5.31	12,100
May 5, 2022	Common Shares(1)	C$5.32	10,000
May 4, 2022	Common Shares(1)	C$5.51	21,400
May 3, 2022	Common Shares(1)	C$6.21	31,000
May 2, 2022	Common Shares(1)	C$5.71	13,700
May 2, 2022	Common Shares(2)	C$5.58	338,187

Date	Type of Security Issued	Issuance/Exercise/ Conversion Price per Security	Number of Securities
April 29, 2022	Common Shares(3)	C$2.52	23,141
April 29, 2022	Common Shares(3)	C$5.71	19,600
April 28, 2022	Common Shares(1)	C$5.93	33,300
April 27, 2022	Common Shares(1)	C$5.92	14,500
April 26, 2022	Common Shares(1)	C$5.65	8,900
April 25, 2022	Common Shares(1)	C$5.76	17,400
April 22, 2022	Common Shares(1)	C$5.91	8,600
April 21, 2022	Common Shares(1)	C$6.41	10,900
April 20, 2022	Common Shares(2)	C$5.58	225,458
April 20, 2022	Common Shares(1)	C$6.34	19,500
April 19, 2022	Common Shares(3)	C$2.52	99,274
April 19, 2022	Common Shares(1)	C$5.91	9,800
April 18, 2022	Common Shares(1)	C$5.70	18,300
April 11, 2022	Options	C$5.76	19,444
April 11, 2022	PSUs	C$5.76	18,056
April 11, 2022	DSUs	C$5.76	35,553
April 11, 2022	RSUs	C$5.76	11,389
April 5, 2022	Common Shares(2)	C$5.58	112,729
April 1, 2022	Common Shares(1)	C$5.22	5,000
March 31, 2022	Common Shares(1)	C$5.40	6,389
March 30, 2022	Common Shares(1)	C$5.40	4,011
March 29, 2022	Common Shares(1)	C$5.40	4,972
March 29, 2022	Common Shares(1)	C$2.70	3,704
March 28, 2022	Common Shares(1)	C$5.40	5,306
March 25, 2022	Common Shares(1)	C$5.40	10,417
March 24, 2022	Common Shares(1)	C$5.40	13,889
March 23, 2022	Common Shares(1)	C$5.22	7,250
March 22, 2022	Common Shares(1)	C$5.22	4,083
March 21, 2022	Common Shares(1)	C$5.22	5,417
March 18, 2022	Common Shares(1)	C$5.22	3,667
March 17, 2022	Common Shares(1)	C$5.22	5,194
March 16, 2022	Common Shares(1)	C$5.40	3,139
March 15, 2022	Common Shares(1)	C$5.40	4,861
March 14, 2022	Common Shares(1)	C$5.40	2,056
March 11, 2022	Common Shares(1)	C$5.40	3,750
March 10, 2022	Common Shares(1)	C$5.40	16,750
March 9, 2022	Common Shares(1)	C$5.22	7,778
March 8, 2022	Common Shares(2)	C$5.58	112,729
March 8, 2022	Common Shares(1)	C$5.40	5,694
March 7, 2022	Common Shares(1)	C$5.40	5,972
March 4, 2022	Common Shares(1)	C$5.40	8,267
March 3, 2022	Common Shares(1)	C$5.22	5,572

Date	Type of Security Issued	Issuance/Exercise/ Conversion Price per Security	Number of Securities
March 2, 2022	Common Shares(1)	C$5.22	6,500
March 1, 2022	Common Shares(1)	C$5.22	556
February 22, 2022	Common Shares(1)	C$5.22	111
February 18, 2022	Common Shares(1)	C$5.40	2,917
February 17, 2022	Common Shares(1)	C$5.22	417
January 22, 2022	Common Shares(1)	C$5.58	3,000
January 21, 2022	Common Shares(1)	C$5.58	83
January 19, 2022	Options	C$5.40	222,274
January 11, 2022	Common Shares(3)	C$2.52	926
December 9, 2021	Common Shares(2)	C$5.58	112,729
December 7, 2021	Common Shares(2)	C$5.58	112,729
December 1, 2021	Common Shares(4)	C$2.52	19,444
November 30, 2021	Common Shares(2)	C$5.58	112,729
November 19, 2021	Common Shares(2)	C$5.58	225,458
November 11, 2021	Common Shares(2)	C$5.58	225,458
November 8, 2021	Common Shares(2)	C$5.58	112,729
November 8, 2021	Common Shares(4)	C$2.52	19,444
November 8, 2021	Options(5)	C$6.30	13,889
November 8, 2021	RSUs(5)	C$6.30	2,778
November 8, 2021	DSUs(5)	C$6.30	1,984
October 25, 2021	Common Shares(6)	C$6.12	11,111
October 22, 2021	Convertible Senior Secured Notes(7)	225.46 Common Shares per US$1,000 principal amount of Notes	US$7,500,000
October 20, 2021	Common Shares(3)	C$5.58	338,187
September 2, 2021	Common Shares(8)	C$4.50	2,119,444
September 2, 2021	Convertible Senior Secured Notes(7)	225.46 Common Shares per US$1,000 principal amount of Notes	US$37,500,000
July 23, 2021	Common Shares(9)	C$5.76	24,167
July 16, 2021	Common Shares(10)	C$3.78	43,403
June 22, 2021	Common Shares(11)	C$6.12	12,500
June 17, 2021	Common Shares(9)	C$5.76	2,722
June 16, 2021	Common Shares(9)	C$5.76	10,833
June 15, 2021	Common Shares(9)	C$5.76	11,111
June 14, 2021	Common Shares(9)	C$5.76	1,444
June 3, 2021	Common Shares(9)	C$5.94	8,500

Notes:
(1)
Issued pursuant to this Offering in Canada.

(2)
Issued pursuant to the conversion of the Notes.

(3)
Issued pursuant to the exercise of RSUs.

(4)
Issued pursuant to the exercise of options.

(5)
Issued as annual grant to directors, officers, employees and advisors.

(6)
Issued to Phoenix Copper Limited pursuant to an earn-in agreement dated May 25, 2021.

(7)
Issued pursuant to the conversion of the Notes.

(8)
Issued pursuant to a brokered overnight-marketed public offering of Common Shares of approximately $9,500,000.

(9)
Issued pursuant to an at-the-market equity program pursuant to an equity distribution agreement dated February 26, 2021 between the Corporation and Cantor Fitzgerald Canada Corporation.

(10)
Issued pursuant to the exercise of warrants.

(11)
Issued to DG Resource Management pursuant to an Idaho property acquisition.

TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on the TSXV and Nasdaq under the symbol “ELBM”. The following table sets forth the reported intraday high and low prices and trading volumes of the Common Shares on the TSXV on a monthly basis for the 12-month period prior to the date of this Prospectus Supplement (Source: TSXV). The Common Shares began trading on Nasdaq on April 27, 2022 so no monthly trading information is available as of the date of this Prospectus Supplement.
Period	High Trading Price (C$)	Low Trading Price (C$)	Volume
May, 2021	6.4799	5.76	413,173
June, 2021	6.21	5.22	956,091
July, 2021	6.12	4.68	555,354
August, 2021	5.85	4.95	522,817
September, 2021	5.49	4.68	651,962
October, 2021	6.03	4.59	653,898
November, 2021	7.6499	5.22	2,380,747
December, 2021	6.4799	5.31	756,203
January, 2022	5.76	4.59	797,100
February, 2022	5.4	4.68	498,127
March, 2022	5.58	5.04	836,856
April, 2022	6.98	5.22	2,065,827
May 1 to May 16, 2022	5.88	4.40	2,134,958
On May 16, 2022, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was C$4.89.
RISK FACTORS
An investment in securities of the Corporation including the Common Shares offered hereby is subject to certain risks, which should be carefully considered by prospective purchasers before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus currently and from time to time, investors should carefully consider the risk factors indicated below. Any one of such risk factors could materially adversely affect the Corporation’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Common Shares and could cause actual events to differ materially from those described in forward-looking information and statements relating to the Corporation set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. Additional risks and uncertainties of which the Corporation is currently unaware or that are unknown or that the Corporation currently deems to be immaterial could have a material adverse effect on the Corporation’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Common Shares. The Corporation cannot provide any assurances that it will successfully address any or all of these risks. Purchasers should carefully consider the risks described under the heading “Risk Factors” in the Shelf Prospectus and in the AIF. See “Documents Incorporated by Reference”.

Refinery Development Financing Risks
The Corporation will require a working capital facility to cover the feedstock purchase cycle through to the sale of final cobalt sulfate and to meet minimum liquidity requirements under the Note Offering. Failure to obtain sufficient financing when needed could result in the Corporation being unable to meet specified timelines for the advancement of the Refinery and may lead to the indefinite postponement of the advancement of the Refinery. The cost and terms of such financing may also significantly reduce the expected benefits from the Refinery or render the Refinery uneconomic.
Macroeconomic Risks
Political and economic instability (including Russia’s recent invasion of Ukraine), global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Corporation’s control. The macroeconomic environment remains challenging and the Corporation’s results of operations could be materially affected by such macroeconomic conditions. As an example, the COVID-19 global outbreak and efforts to contain it may have an impact on the Corporation’s business. The Corporation has implemented various safety measures onsite to ensure the safety of its employees and contractors. The Corporation continues to monitor the situation and the impact the virus may have on its projects. Should the virus spread, travel bans remain in place or should one of the Corporation’s team members or consultants become infected, the Corporation’s ability to advance its projects may be impacted. Similarly, the Corporation’s ability to obtain financing and the ability of the Corporation’s vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus. The overall global uncertainty related to COVID-19 may present other challenges that are not known at the current time, such as supply chain interruptions or alterations of business plans by the Corporation’s strategic partners (specifically, in light of evolving developments surrounding the Omicron variant).
Negative Operating Cash Flow
The Corporation is an exploration stage company with respect to its mineral properties and is a pre-operations stage company with respect to its Refinery, and as a result has not generated cash flow from operations. The Corporation is devoting significant resources to the development of its assets, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project.
Capital Resources
Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of refurbishment of the Refinery, ongoing exploration at the Corporation’s mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global cobalt markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.
Ability to Meet Debt Service Obligations
The Corporation now has debt service obligations arising from the Notes, which include ongoing coupon payments and payment of principal at maturity. In the event the Refinery construction is not completed as planned or sufficient cash flow from refinery operations is not generated, there is a risk that the Corporation may not have sufficient available capital to meet its debt obligations. In this event, the assets pledged may be transferred to the lenders.
No Certainty Regarding the Gross Proceeds to the Corporation
There is no certainty that the maximum gross proceeds of C$20,000,000, or any amount, will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the

Corporation’s behalf, the Common Shares designated by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Agents are not obligated to purchase any Common Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all.
Discretion in the Use of Proceeds
Management will have broad discretion concerning the use of the net proceeds from the Offering, as well as the timing of their expenditures. Depending on various factors, the intended use of net proceeds from the Offering may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the Offering. Management may use the net proceeds from the Offering in ways that an investor may not consider desirable if they believe it would be in the best interests of the Corporation to do so and could spend the proceeds in ways that do not improve the Corporation’s results of operations or enhance the value of the Common Shares. The results and the effectiveness of the application of proceeds from the Offering are uncertain. If the proceeds are not applied effectively, the Corporation’s business, financial condition, results of operations or prospects may suffer. Pending their use, the Corporation may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.
At-the-Market Offering
Purchasers who purchase Common Shares in the Offering at different times will likely pay difference prices, and so may experience different outcomes in their investment results. The Corporation will have discretion, subject to market demand, to vary the timing, prices and numbers of Common Shares sold, and there is no minimum or maximum sales price. Purchasers may experience a decline in the value of their Common Shares as a result of Common Share sales made at prices lower than the prices they paid.
Share Price Volatility
Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Corporation include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of the Corporation at any given time may not accurately reflect the long-term value of the Corporation.
In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Corporation.
Market Price Depression
Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Corporation or its significant shareholders could depress the market price of the Common Shares and impair the Corporation’s ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.
Dilution Risk
The Corporation may issue additional securities in the future, which may dilute a shareholder’s holdings in the Corporation. The Corporation’s notice of articles permit the issuance of an unlimited number of

Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares may be issued by the Corporation on the conversion of convertible securities, including the conversion of the Notes, the exercise of options under the Corporation’s stock option plan and upon the exercise of outstanding warrants.
Loss of Entire Investment
An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.
Active Liquid Market for Common Shares
There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV or Nasdaq. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.
Offtake Risk
The dependence on third parties for offtake revenue that is periodic and infrequent and the provision of essential support services raises the risk that a failure or material delay by the counterparties to these contracts or arrangements to perform their obligations thereunder, or breach of these contracts or arrangements by such counterparties, or the failure of the Corporation to enter into such contracts or arrangements, could have a material adverse effect on the Corporation’s business, operating results and financial position and its ability to successfully transition to full operation of the Refinery and realize the benefits thereof.
Supply Chain Compliance
Upon commencement of operations at the Refinery, the Corporation expects to source a material portion of its feedstock for the Refinery from Glencore, IXM S.A. and CMOC. The Corporation reasonably expects Glencore, IXM S.A. and CMOC to source a majority, if not all, of the cobalt for such feedstock from their mineral projects located in the Democratic Republic of the Congo (“DRC”). On the Transparency International Corruption Perceptions Index, the DRC is ranked among the most highly corrupt countries in the world. Companies with operations or connections to the DRC have in the past and may in the future come under increased scrutiny from Canadian regulatory authorities with respect to the potential presence of forced labour in supply chains. While the Corporation does not currently, and does not expect to, have direct operations in the DRC, Canadian law nonetheless imposes due diligence obligations on an importer, which obligations include but are not limited to ensuring that imported goods are not produced in whole or in part through the use of forced labour. The consequences of the importation of goods that are produced with, or that contain any inputs that are produced with, forced labor include detention, seizure, forced destruction or re-exportation and/or forfeiture of the goods, administrative penalties, monetary penalties or criminal charges for the importer or its officers, directors or agents. The Corporation has taken reasonable steps to satisfy itself with respect to the origins of its feedstock in connection with the foregoing due diligence obligations, however any deemed failure by the Corporation to be deemed to have satisfied the onus of such due diligence obligations could have a material adverse effect on the Corporation and its operations. In addition, there have been recent unsuccessful attempts by legislators in Canada to pass legislation imposing greater obligations on companies to perform proactive supply chain due diligence in connection with forced labour. While, the legislative efforts to this point have been unsuccessful, there can be no assurance that future efforts will continue to be unsuccessful. The passage of any such legislation could impose additional or enhanced due diligence obligations on the Corporation in connection with its supply chain, as well as enhanced penalties or enforcement measures, this may increase the time, effort and expense of conducting such due diligence investigations and in the event of any enforcement, result in a material adverse effect on the Corporation and its operations.

Passive Foreign Investment Company Risk
A foreign corporation is classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such year is “passive income” as defined in the relevant provisions of the Code or (ii) 50% or more of the value of its assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. The Corporation believes that it may have been classified as a PFIC for prior taxable years and may continue to be classified as a PFIC for the current taxable year, but the Corporation expects that it may cease being classified as a PFIC once it begins to generate cash flow from operations. The Corporation’s status as a PFIC in any taxable year, however, requires a factual determination that depends on, among other things, the composition of the Corporation’s income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Corporation will be classified as a PFIC for the current taxable year or for any future taxable year. If the Corporation is treated as a PFIC for any taxable year during which a U.S. Holder holds the Corporation’s Common Shares, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange or other disposition of such Common Shares, or upon the receipt of distributions in respect of such Common Shares, unless certain elections are made. Each prospective investor is strongly urged to consult its own tax advisors regarding the application of these rules, along with the availability and advisability of any elections, to such investor’s particular circumstances. See “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.
U.S. Federal Income Tax Risk for U.S. Persons Treated as Owning At Least 10% of the Corporation’s Common Shares
If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the Corporation’s shares, such person may be treated as a United States shareholder with respect to each controlled foreign corporation in the Corporation’s group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of Subpart F income, global intangible low-taxed income and investments in U.S. property by controlled foreign corporations, whether or not the Corporation will make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to a United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. Furthermore, the Corporation cannot provide any assurances that it will have sufficient information to assist investors in determining whether the Corporation or any of its subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any such controlled foreign corporations. The Corporation also cannot guarantee that it will be in a position to furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax payment obligations. Prospective U.S. investors should consult their own advisors regarding the potential application of these rules to an investment in the Corporation’s Common Shares.
LEGAL MATTERS
Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, Canadian counsel to the Corporation, and Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Corporation, and on behalf of the Agents by Bennett Jones LLP, Canadian counsel to the Agents, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to the Agents. As of the date hereof, Cassels Brock & Blackwell LLP, and its partners and associates, and Bennett Jones LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
In addition to the documents specified in this Prospectus Supplement and accompanying Shelf Prospectus under “Documents Incorporated by Reference”, the consents of auditors, counsel and any experts identified herein, if applicable, powers of attorney of the directors and officers of the Corporation, and the Distribution Agreement has been, or will be, furnished to the SEC under the cover of Form 6-K and is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-264982) (the “Registration Statement”) of which this Prospectus Supplement forms a part.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation has filed with the SEC the Registration Statement on Form F-10 (File No. 333-264982) under the U.S. Securities Act with respect to the Common Shares offered under this Prospectus Supplement. This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Shelf Prospectus but contained in the Registration Statement is available on EDGAR under the Corporation’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Common Shares. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.
The Corporation is required to file with the various securities commissions or similar authorities in all of the provinces of Canada, annual and quarterly reports, material change reports and other information. The Corporation is also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is incorporated under and governed by the Canada Business Corporations Act. Most of the officers and directors are not residents of the United States, some or all of the Agents or experts named in this Prospectus Supplement and in the accompanying Shelf Prospectus are not residents of the United States, and a substantial portion of the assets of the Corporation and such persons are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of the Corporation’s directors and officers and experts under the United States federal securities laws. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
The Corporation filed with the SEC, concurrently with the Corporation’s registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the Offering.

INTEREST OF EXPERTS
All scientific and technical information in this Prospectus Supplement has been reviewed and approved by Daniel Pace, a registered member of the Society for Mining, Metallurgy & Exploration and the Principal Geologist at Electra, who is a qualified person under NI 43-101. As of the date hereof, Mr. Pace has beneficial ownership of less than one percent of the outstanding securities of the Company.
AUDITORS, TRANSFER AGENTS AND REGISTRARS
The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, located in Toronto, Ontario. KPMG has advised the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Corporation under all relevant United States professional and regulatory standards.
The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal office located in Toronto, Ontario.

AMENDMENT NO. 1 TO SHORT FORM BASE SHELF PROSPECTUS DATED
NOVEMBER 26, 2020
November 30, 2021
FIRST COBALT CORP.
$70,000,000
Common Shares
Warrants
Subscription Receipts
Units
The short form base shelf prospectus of First Cobalt Corp. (“First Cobalt” or the “Corporation”) dated November 26, 2020 (the “Prospectus”) is hereby amended by this amendment to increase the total offering price of the securities of the Corporation listed above (the “Securities”) that may be offered from time to time under the Prospectus from $20,000,000 to $70,000,000 (or the equivalent thereof in U.S. dollars or other currencies). In particular, the Prospectus is amended by deleting all references to “$20,000,000” contained within the Prospectus and substituting therefor “$70,000,000”. Capitalized terms used but not otherwise defined in this amendment have the meanings ascribed thereto in the Prospectus.
In addition, the Prospectus hereby amended by this amendment by:
(i)
deleting the reference to “the Corporation’s annual information form for the year ended December 31, 2019, dated August 5, 2020” in the fifth paragraph under the section titled “Cautionary Note Regarding Forward-Looking Statements” and replacing it with “the Corporation’s annual information form for the year ended December 31, 2020, dated April 15, 2021”; and

(ii)
deleting the second paragraph under the section titled “Documents Incorporated by Reference” and replacing it with the following:

“The following documents, filed by the Corporation with the securities commissions or similar authorities in certain of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the Annual Information Form;

(b)
the Corporation’s audited consolidated financial statements for the years ended December 31, 2020 and 2019, and related notes thereto, together with the independent auditor’s report thereon;

(c)
the management’s discussion and analysis for the year ended December 31, 2020;

(d)
the Corporation’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020 and related notes thereto;

(e)
the management’s discussion and analysis for the three and nine months ended September 30, 2021;

(f)
the material change report of the Corporation dated January 29, 2021 regarding the closing of the bought deal offering of Units at a price of $0.31 per Units for aggregate gross proceeds of $9,775,230;

(g)
the material change report of the Corporation dated April 5, 2021 regarding the amendment to the Glencore Loan Agreement;

(h)
the material change report of the Corporation dated September 2, 2021 regarding the closing of the US$37,500,000 principal amount of 6.95% senior secured convertible note offering (the “Note Offering”), and the brokered overnight-marketed public offering of Common Shares at a price of $0.25 per Common Share for aggregate gross proceeds of $9,537,500 (“Equity Offering”); and

(i)
the management information circular of the Corporation dated October 22, 2021 in connection with the annual general and special meeting of shareholders of the Corporation to be held on December 2, 2021.”

(iii)
deleting the paragraph under the section titled “Auditors” and replacing it with the following:

“KPMG LLP, Chartered Professional Accountants, are the independent auditors of the Corporation and are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.”
First Cobalt has distributed Units with an aggregate principal amount of $9,775,230 under the Prospectus. On February 22, 2021, First Cobalt also established an at-the-market equity program of up to $10,000,000 Common Shares under the Prospectus (the “ATM Program”), pursuant to which the Corporation raised an aggregate of $686,274.10. The ATM Program was terminated effective upon closing of the Note Offering and the Equity Offering. In connection with the Equity Offering, First Cobalt has also distributed Common Shares with an aggregate principal amount of $9,537,500 under the Prospectus. Following which, the Corporation is satisfied that it has sufficient cash resources to fund operations and planned construction over the next 12 months.
All information permitted under applicable law to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus. Each Prospectus Supplement will be incorporated by reference into the Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read the Prospectus (including any amendment thereto) and any applicable Prospectus Supplement carefully before you invest in any Securities.
Mr. C.L. “Butch” Otter, a director of the Corporation, and Steven J. Ristorcelli, C.P.G., P.G. and Joseph Schlitt, MMSA QP, each a qualified person, reside outside of Canada. Mr. Otter has appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.
The Corporation prepares its annual financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and its interim financial statements in Canadian dollars and in accordance with IFRS as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.
Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not fully described in the Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.
See “Cautionary Statement Regarding Forward-Looking Statement” and “Risk Factors” beginning on pages 4 and 11 of the Prospectus, and the documents incorporated therein by reference and the applicable Prospectus Supplement, for a discussion of certain risks that you should consider in connection with an investment in these Securities.

The Prospectus must be read together with this amendment, any documents incorporated or deemed to be incorporated by reference therein from time to time and any supplements relating to an offering of Securities thereunder. The statements contained in the Prospectus or in a document incorporated or deemed to be incorporated by reference therein on or subsequent to November 26, 2020 are modified or superseded for the purposes of this amendment to the extent that a statement contained in any subsequently filed document, which also is or is deemed to be incorporated by reference therein, modifies or supersedes that statement.

SHORT FORM BASE SHELF PROSPECTUS
New Issue November 26, 2020
FIRST COBALT CORP.
$20,000,000
Common Shares
Warrants
Subscription Receipts
Units
This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale from time to time (each, an “Offering”), during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of the securities of First Cobalt Corp. (“First Cobalt” or the “Corporation”) listed above (the “Securities”) in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to C$20,000,000 (or the equivalent thereof in U.S. dollars or other currencies). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).
The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered; the offering price; whether the Common Shares are being offered for cash or on exercise of Special Warrants (as defined below); and any other material terms or conditions of the Common Shares; (ii) in the case of Warrants, the designation and aggregate number of Warrants offered; the price at which the Warrants will be offered; the date on which the right to exercise the Warrants will commence and the date on which the right will expire; the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant; and any other material terms or conditions of the Warrants; (iii) in the case of Subscription Receipts, the designation and aggregate number of Subscription Receipts offered; the price at which the Subscription Receipts will be offered; the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers; and any other material terms or conditions of the Subscription Receipts; and (iv) in the case of Units, the designation and aggregate number of Units being offered; the price at which the Units will be offered; the designation and terms of the Units and the applicable Securities included in the Units; the description of the terms of any agreement governing the Units; any provision for the issuance, payment, settlement, transfer or exchange of the Units; and any other material terms or conditions of the Units. See “Description of Securities Being Distributed”.
The issued and outstanding common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “FCC” and on the OTCQX under the symbol “FTSSF”. On November 25, 2020, the last full trading day prior to the date of this Prospectus, the closing price per Common Share on the TSXV was $0.13. Unless otherwise specified in the applicable Prospectus Supplement, there is no existing trading market through which the warrants (the “Warrants”), the subscription receipts (the “Subscription Receipts”) or the units (the “Units”) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange. See “Risk Factors”.
All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each

Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities. The Corporation may qualify an “at-the-market distribution” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”) of the Canadian Securities Administrators. The Corporation may offer and sell Securities through underwriters or dealers, directly or through agents designated by the Corporation from time to time at amounts and prices and other terms determined by the Corporation. A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the Offering and will set forth the terms of the Offering, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the distribution. In connection with any Offering (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
Investing in the Securities is speculative and involves certain risks. The risks outlined in this Prospectus and in the documents incorporated by reference herein and in the applicable Prospectus Supplement should be carefully reviewed and considered by prospective investors. See “Risk Factors”.
Mr. C.L. “Butch” Otter, a director of the Corporation, and Steven J. Ristorcelli, C.P.G., P.G. and Joseph Schlitt, MMSA QP, each a qualified person, reside outside of Canada. Mr. Otter has appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
We have filed an undertaking with the British Columbia Securities Commission (the “BCSC”) that we will not distribute in the local jurisdiction under this Prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the BCSC the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such securities.
Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not fully described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.
Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Prospectus refer to Canadian dollars.
The Corporation’s registered office is located at Suite 2400, Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Corporation’s corporate head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4.

ABOUT THIS PROSPECTUS
Unless otherwise noted or the context indicates otherwise, the “Corporation” and “First Cobalt” refer to First Cobalt Corp. and its subsidiaries. You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus and the documents incorporated by reference herein are accurate as of the date of this Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation’s website should not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.
FINANCIAL INFORMATION AND CURRENCY
First Cobalt has prepared its consolidated financial statements, incorporated herein by reference, in accordance with IFRS as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook — Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.
All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “US$” are to United States dollars.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENT
This Prospectus contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Corporation’s operating environment, the business operations and financial performance and condition.
Forward-looking statements include, but are not limited to, statements regarding anticipated burn rate and operations; planned exploration and development programs and expenditures; the Glencore Loan Agreement (as defined below); commercial agreements with respect to feedstock supply with Glencore (as defined below) and other parties; timelines and milestones with respect to the Refinery; anticipated expenditures and programs at the Refinery, Iron Creek Project (as defined below) and Cobalt Camp; impact of COVID-19 on the Corporation; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration; First Cobalt’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of First Cobalt; future development plans; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, and general expectations with respect to the development of the Refinery (as defined below); the state of the electric vehicle (“EV”) market; the future price of cobalt; anticipated costs and the Corporation’s ability to fund its programs; the Corporation’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Corporation’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Corporation’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters, the impact of COVID-19; and the Corporation’s ability to obtain financing as and when required and on reasonable terms.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: the Refinery and general expectations with respect to the development of the Refinery; general economic conditions in Canada, the United States and globally; industry conditions, including the state of the EV market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; changes in tax laws and incentive programs relating to the mining industry; the development of the COVID-19 global pandemic, and the other factors described herein under “Risk Factors”, as well as in our public filings available at www.sedar.com.
This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Corporation’s annual information form for the year ended December 31, 2019, dated August 5, 2020 (the “Annual Information Form”), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this Prospectus and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.
CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION
This Prospectus also contains future-oriented financial information and outlook information (collectively, “FOFI”) about the Refinery and results of the Refinery Study (as defined below). This information is subject to the same assumptions, risk factors, limitations and qualifications as set forth below in the below paragraphs. FOFI contained in this Prospectus is made as of the date of this Prospectus and is being provided for the purpose of providing further information with respect to the Refinery and results of the Refinery Study. The Corporation disclaims any intention or obligation to update or revise any FOFI contained in this Prospectus, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that FOFI contained in this Prospectus should not be used for purposes other than for which it is disclosed herein.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Cobalt Corp. at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4, telephone (416) 900-3891, and are also available electronically under the Corporation’s profile at www.sedar.com. The filings of the Corporation through SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.
The following documents, filed by the Corporation with the securities commissions or similar authorities in certain of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(j)
the Annual Information Form;

(k)
the Corporation’s amended and restated audited consolidated financial statements for the years ended December 31, 2019 and 2018, and related notes thereto, together with the independent auditor’s report thereon;

(l)
the amended and restated management’s discussion and analysis for the year ended December 31, 2019;

(m)
the Corporation’s amended and restated unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019, and related notes thereto (the “Interim Financial Statements”);

(n)
the amended and restated management’s discussion and analysis for the six months ended June 30, 2020 (the “Interim MD&A”); and

(o)
the management information circular of the Corporation dated July 10, 2020 in connection with the annual general and special meeting of shareholders of the Corporation held on August 25, 2020.

Any document of the type referred to in item 11.1 of Form 44-101F1 — Short Form Prospectus of National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”) of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. These documents are available on SEDAR, which can be accessed at www.sedar.com.
The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.
When the Corporation files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a management information circular in connection with an annual general meeting of shareholders being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual general meeting of shareholders (unless such management information circular also related to a special meeting of shareholders) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.
A Prospectus Supplement containing the specific terms of any offering of Securities will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering to which that Prospectus Supplement pertains.
MARKETING MATERIALS
Any “template version” of any “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements of the Canadian Securities Administrators) filed by the Corporation after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed incorporated by reference in such Prospectus Supplement.
THE CORPORATION
First Cobalt is in the business of cobalt refining and the acquisition and exploration of resource properties. The Corporation listed on the TSXV and OTCQX and trades under the symbols “FCC” and “FTSSF”, respectively. The Corporation is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America with the intent of providing a North American supply of cobalt. First Cobalt has two significant North American assets:
(i)
The only permitted cobalt refinery in North America capable of producing battery materials (the “Refinery”); and

(ii)
The Iron Creek Project in Idaho, the Corporation’s flagship mineral project (the “Iron Creek Project”).

On May 4, 2020, the Corporation announced positive results from an independent engineering study on the Refinery. The study, titled “First Cobalt Refinery Project — AACE Class 3 Feasibility Study” (the “Refinery Study”), was prepared by Ausenco Engineering Canada Inc. under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study is dated July 9, 2020 and was filed on SEDAR under the Corporation’s profile at www.sedar.com. The Refinery Study contemplates expanding the existing facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs.
On January 15, 2020, the Corporation announced a new mineral resource estimate for the Iron Creek Project in Idaho, USA. The new mineral resource estimate was based on infill drilling and limited step-out drilling which included the conversion of 49% of resources from the inferred mineral resource category to the indicated mineral resource category while also increasing the overall tonnage. The indicated mineral resource is now 2.2M tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3M pounds of cobalt and 29.1M pounds of copper. The inferred mineral resource is now 2.7M tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7M pounds of cobalt and 39.9M pounds of copper. The Corporation subsequently filed a technical report with respect to the new mineral resource estimate titled “Technical Report with Updated Estimate of Mineral Resources for the Iron Creek Cobalt-Copper Project, Lemhi County, Idaho, USA” dated November 27, 2019 with an effective date of November 27, 2019 (the “Iron Creek Technical Report”). The Iron Creek Technical Report was prepared by Steven J. Ristorcelli, C.P.G., P.G, and Joseph Schlitt, MMSA QP, each of whom is a qualified person and “independent” as such term is defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators.
For further information regarding First Cobalt, the Refinery and the Iron Creek project, see the Annual Information Form and other documents incorporated by reference in this Prospectus available at www.sedar.com under the Corporation’s profile.
Recent Developments
Appointment of Vice-President, Project Development
On August 17, 2020, the Corporation announced the appointment of Mark Trevisiol as Vice-President, Project Development.
Financing
On August 28, 2020, the Corporation announced the closing of a non-brokered private placement of 8,225,000 units at a price of $0.14 per unit and 8,528,643 flow-through units at a price of $0.16 per flow-through unit for aggregate gross proceeds of $2,510,010.02. Each unit consisted of one Common Share and one warrant. Each flow-through unit consisted of one Common Share qualifying as a ‘flow-through share’ and one half of one warrant. The warrants issued in connection with the units and flow-through units entitle the holder to purchase a Common Share at a price of $0.21 per Common Share for a period of 24 months from the date of issuance.
Optimization Results for Refinery
On September 24, 2020, the Corporation announced initial results from ongoing optimization programs with respect to the Refinery.
Commercial Arrangements with Glencore and Extension of Maturity Date
On November 10, 2020, the Corporation announced that it had re-focused commercial arrangements with Glencore towards a long-term feed purchase contract rather than a tolling arrangement. The Corporation also announced that it had extended the maturity date on the Glencore Loan Agreement by a year from August 23, 2021 to August 23, 2022.
Amended and Restated Financial Statements
On November 23, 2020, the Corporation announced that it had filed amended and restated audited consolidated financial statements for the year-ended December 31, 2019 and amended and restated condensed interim consolidated financial statements for the interim periods ended March 31, 2020 and June 30, 2020, along with amended and restated management discussion and analysis for these periods.
Update Regarding Impact of COVID-19 on Operations
The Corporation’s business and the anticipated timing and cost of development work and applicable milestones have not been significantly impacted by COVID-19 to date. Work programs related to engineering, metallurgical testing and environmental permitting have continued on schedule.
The Corporation’s operations, financial condition, cash flows and financial performance have also not been significantly impacted by COVID-19 to date. As the Corporation is not yet operating any mine or facility, the Corporation has not yet had any production or operating cash flow.

The Corporation does not yet operate a mine or facility, as such COVID-19 has not have an impact on productivity and the timing or cost of work. The Corporation has proceeded with commercial discussions during the COVID-19 pandemic and facilitated site visits while following various COVID-19-related protocols.
Previous Disclosure of Use of Proceeds
The Corporation raised gross proceeds of approximately $2,500,000 in August 2020 by way of non-brokered private placement of units and flow-through units. None of the proceeds received from this private placement have been utilized as of the date of this Prospectus. Proceeds raised from the sale of the flow-through shares that comprised part of the flow-through units will be used to incur eligible Canadian Exploration Expenses as defined in the Income Tax Act (Canada) related to projects in Ontario, Canada. The Corporation intends to use the net proceeds from the sale of the units for general corporate purposes.
The Corporation raised gross proceeds of approximately $2,100,000 in February 2020 by way of non-brokered private placement of units. The Corporation deployed these proceeds in a manner consistent with that disclosed by the Corporation in its news release announcing closing of the offering.
Working Capital
As of October 31, 2020, the Corporation had approximately $4,187,000 in cash and approximately $4,500,000 in working capital. Other than as disclosed in the Interim Financial Statements, the Corporation does not have any current non-contingent resources with which to fund operations.
Twelve-Month Burn Rate
The Corporation anticipates a twelve-month burn rate as follows:
In 000s	Nov 2020	Dec 2020	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	TOTAL
Opening Cash (as at the beginning of the period)	$4,187	$3,440	$2,826	$2,335	$2,312	$2,143	$1,981	$1,640	$1,285	$886	$590	$304
Corporate Expenses	$(255)	$(167)	$(157)	$(4)	$(155)	$(109)	$(109)	$(155)	$(172)	$(97)	$(86)	$(97)	$(1,563)
Refinery Expenses	$(381)	$(328)	$(322)	$(5)	$(2)	$(17)	$(14)	$(2)	$(2)	$(2)	$(2)	$(2)	$(1,079)
Cobalt Camp	$(50)	$(50)	$(10)	$(13)	$(10)	$(10)	$(196)	$(196)	$(196)	$(196)	$(196)	$(196)	$(1,319)
Iron Creek Project	$(62)	$(69)	$(2)	$(2)	$(2)	$(27)	$(22)	$(2)	$(29)	$(2)	$(2)	$(2)	$(223)
Total Expenses	$(748)	$(614)	$(491)	$(24)	$(169)	$(163)	$(341)	$(355)	$(399)	$(297)	$(286)	$(297)	$(4,184)
Ending Cash (as at the end of the period)	$3,439	$2,826	$2,335	$2,311	$2,143	$1,980	$1,640	$1,285	$886	$589	$304	$7
The Corporation anticipates being able to continue operations to advance its projects using its currently available financial resources for the next twelve months.
The Corporation anticipates that its cash burn rate for the next twelve months will be lower than in previous comparable periods. The Corporation previously made significant expenditures with respect to engineering, field work and metallurgical work at the Refinery. With this work now complete, the Corporation anticipates focusing on the commencement of pilot plant test work and environmental permitting over the next twelve months. The estimated costs included above with respect to the Refinery are likely to be evenly split between pilot plant test work and environmental permitting. The Corporation expects this work to cost less than that previously expended on engineering, field work and metallurgical work at the Refinery. The Corporation further expects expenditures to remain lower than in previous periods until the Corporation commences ordering long-lead equipment and starts pre-construction activities at the Refinery. In addition, corporate expenses included in the above anticipated twelve-month burn rate will be lower than in previous comparable periods as the Corporation will re-direct marketing expenditures and other discretionary spending towards Refinery execution.
The above burn rate anticipates that the Corporation has not obtained project financing with respect to the Refinery. Projected expenditures with respect to the Refinery largely relate to work advancing permitting, completing a pilot plant and engineering work. In the event that the Corporation receives applicable permits to begin construction at the Refinery in Q2 2021 and secures project financing, the Corporation may begin to incur capital costs related to the next phase of detailed engineering work and long-lead orders within the next twelve months. This would result in higher expenditures than forecasted above.
The Corporation currently anticipates commencing construction activities at the Refinery between Q3 2021 and Q4 2021 at the soonest opportunity at which applicable permits and project financing have been secured. The Corporation anticipates that should construction activities commence at the Refinery between Q3 2021 and Q4 2021, the Refinery would be in commercial production in Q4 2022. The Corporation anticipates that it would remain on course for commercial production in Q4 2022 even if construction activities commenced, and related costs commenced being incurred, beyond the twelve-month forecast provided above in Q4 2021. See “Refinery Timeline & Milestones” below.
Glencore Loan Agreement
On August 26, 2019, the Corporation finalized a loan agreement with Glencore AG (“Glencore”) for a US$5M loan to support the next phase of Refinery advancement work (the “Glencore Loan Agreement”). The loan matures on August 23, 2021. On November 10, 2020, the Corporation announced that Glencore had agreed to extend the maturity date by one year to August 23, 2022. The Corporation anticipates that this debt will roll into a larger financing to construct the expanded Refinery and for the debt to be serviced and repaid through cash flows generated from Refinery operations.
Refinery Timeline & Milestones
The Corporation is working to advance the Refinery in line with the recommendations provided in the Refinery Study. The Refinery is currently permitted to operate at a nominal throughput of 12 tonnes per day (“tpd”) and primarily produced cobalt carbonate during historical operations. The Refinery Study contemplates expanding the existing facility from a 12 tpd operation to a 55 tpd facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs.
On September 24, 2020, the Corporation announced initial results from ongoing optimization programs with respect to the Refinery. Results from these programs, including engineering studies, have demonstrated improved Refinery margins and economics. The Corporation’s current initial capital estimate for the 55 tpd facility is US$60 million with an operating cost estimate of US$2.36/lb of cobalt produced. Under the Refinery Study, the Corporation’s initial capital estimate for the 55 tpd facility was US$56 million with an operating cost estimate of US$2.72/lb of cobalt produced. While the optimization program resulted in a capital cost increase of US$4 million, the Corporation anticipates this will result in approximately US$4 million of increased annual pre-tax cash flows. The Corporation further anticipates US$41 million in undiscounted pre-tax free cashflow forecasted during the first full year of production. This compares to US$37 million in undiscounted pre-tax free cashflow forecasted during the first full year of production under the Refinery Study. The Corporation intends to enter into commercial agreements with Glencore and other parties with respect to feedstock supply for the Refinery.
The Corporation has yet to obtain requisite permits for a 55 tpd facility and project financing to advance the Refinery towards construction. The Corporation continues to advance these efforts and the prospective timeline included below remains subject to change depending on the results of such efforts. The Corporation also anticipates entering into commercial agreements with Glencore and other parties with respect to feedstock supply. The advancement of the Refinery also remains subject to the Corporation entering into such agreements.
As noted above, until such time as the Corporation has secured applicable permits to begin construction at the Refinery and project financing, the Corporation will not be in a position to commence construction-related activities. Though the Corporation anticipates commencing construction activities in Q3 2021 per the timeline below, the burn rate provided under the heading “Twelve-Month Burn Rate” above does not include expenditures related thereto.
The Corporation anticipates that provided the events highlighted in the timeline below occur as contemplated, the Corporation will be a position to commence commercial production at the Refinery in

Q4 2022. The Corporation anticipates that it would remain on course for commercial production in Q4 2022 even if construction activities commenced, and related costs commenced being incurred, in Q4 2021.
•
Q4 2020 – Submit permits for a 55 tpd facility and complete Refinery pilot plant

•
Q1 2021 – Finalize commercial arrangements with Glencore and other parties

•
Q2 2021 – Receive final permits necessary to commence Refinery construction and secure project financing

•
Q3 2021 – Complete detailed engineering and commence construction activities

•
Q4 2022 – Commence production

Iron Creek Project
As noted above under “Twelve-Month Burn Rate” the Corporation anticipates spending approximately $263,000 with respect to the Iron Creek Project. The Corporation is currently undertaking a geophysics program and anticipates undertaking further bulk sampling, sorting and water management activities in the next twelve months. The anticipated expenditures include sums to maintain mineral claims and patents on all properties comprising the Iron Creek Project.
Cobalt Camp
As noted above under “Twelve-Month Burn Rate” the Corporation anticipates spending approximately $1,103,000 with respect to the Corporation’s “Cobalt Camp” operations in Ontario, Canada. The Corporation anticipates expenditures on a drilling program and associated assaying costs as well as supporting geophysics and exploration work. The Corporation, however, has yet to finalize exact particulars with respect to the Corporation’s drilling and exploration program at its Cobalt Camp operations.
RISK FACTORS
Before deciding to invest in the Securities, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this Prospectus and any applicable Prospectus Supplement. An investment in the Securities is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation’s securities described in the documents incorporated or deemed to be incorporated by reference in this Prospectus. See the risk factors below and the “Risk Factors” section of any applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.
These risk factors, together with all other information included or incorporated by reference in this Prospectus, including, without limitation, information contained in the section “Cautionary Note Regarding Forward-Looking Statements” as well as the risk factors set out below, should be carefully reviewed and considered by investors.
Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, or in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, or in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

Financing Risks
The Corporation’s Refinery advancement will require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Corporation. Furthermore, if the Corporation raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing when needed could result in the Corporation being unable to meet specified timelines for the advancement of the Refinery and may lead to the indefinite postponement of the advancement of the Refinery. The cost and terms of such financing may also significantly reduce the expected benefits from the Refinery or render the Refinery uneconomic.
Feedstock Supply Agreement Risks
The Refinery Study assessed the economics of the Refinery on a stand-alone basis, assuming a 70% payability factor on the cobalt content of a cobalt hydroxide feed source based on expert forecasts for future payability levels (current spot payability is approximately 70-80%). In order to secure the capital required and a reliable feed source, the Corporation anticipates using the results of the Refinery Study to enter into commercial arrangements with Glencore and other parties with respect to feedstock supply. There is a risk that the current spot payability levels may change. In addition, there is a risk that the Corporation fails to enter into commercial agreements with respect to feedstock supply with Glencore and other parties. If either of these risks materialize, or if the terms of the commercial agreements prove unfavourable to the Corporation, the economics of the Refinery may no longer be feasible.
COVID-19 and global health crisis
The COVID-19 global outbreak and efforts to contain it may have an impact on the Corporation’s business. The Corporation has implemented various safety measures onsite to ensure the safety of its employees and contractors. The Corporation continues to monitor the situation and the impact the virus may have on its projects. Should the virus spread, travel bans remain in place or should one of the Corporation’s team members or consultants become infected, the Corporation’s ability to advance its projects may be impacted. Similarly, the Corporation’s ability to obtain financing and the ability of the Corporation’s vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.
Exploration and development
Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on any of the Corporation’s mineral properties. There is no certainty that the expenditures to be made by First Cobalt in the exploration of its mineral properties otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by First Cobalt will be affected by numerous factors beyond the control of First Cobalt including, but not limited to, the COVID-19 pandemic. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in First Cobalt not receiving an adequate return on invested capital.
Technical Capabilities of the Refinery
The Corporation’s strategic priority is the advancement of the Refinery, with significant metallurgical test work planned and a pilot plant work at third party facilities anticipated. There is no assurance that the outcomes of this test work and the results of the pilot plant work will be positive and that the Refinery will have the capabilities to produce specific end products. Furthermore, no assurance can be given that operating the Refinery will be economically viable. The Corporation will manage these risks through contracting technical experts on metallurgy and engineering to perform the required analysis and studies on the capability of the Refinery and its projected economics.

Negative operating cash flow
The Corporation is an exploration stage company and has not generated cash flow from operations. The Corporation is devoting significant resources to the development and acquisition of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Corporation currently has negative cash flow from operating activities.
Capital resources
Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Corporation’s mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global cobalt markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.
Discretion in the Use of Proceeds
While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable Prospectus Supplement, the Corporation will have broad discretion over the use of net proceeds from an offering by the Corporation of its securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Corporation’s sole discretion.
Management will have discretion concerning the use of proceeds scribed in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.
Securities of First Cobalt are subject to price volatility
Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of First Cobalt include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of First Cobalt at any given time may not accurately reflect the long-term value of First Cobalt.
In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of First Cobalt.
Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares
Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Corporation or its significant shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.
Holders of Common Shares will be diluted
The Corporation may issue additional securities in the future, which may dilute a shareholder’s holdings in the Corporation. The Corporation’s notice of articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Corporation on the exercise of options under the Corporation’s stock option plan and upon the exercise of outstanding warrants.
Market for Securities
There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, our Warrants, Subscription Receipts or Units not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.
CONSOLIDATED CAPITALIZATION
There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements.
USE OF PROCEEDS
Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities offered hereby to fund ongoing work programs to advance the Refinery and the Iron Creek Project, to pursue other exploration and development opportunities, whether through direct or indirect acquisitions of properties, applications for mineral title rights or otherwise, and for working capital and general corporate purposes. Any specific allocation of the net proceeds of an Offering to a specific purpose will be determined at the time of the Offering and will be described in the relevant Prospectus Supplement. The Corporation generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. The Corporation anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at the Iron Creek Project or re-start of the Refinery. To the extent that the Corporation has negative cash flows in future periods in excess of net proceeds from the sale of Securities, it may need to deploy a portion of net proceeds from the sale of Securities to fund such negative cash flow.
PLAN OF DISTRIBUTION
The Corporation may from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. We may issue and sell up to $20,000,000, in the aggregate, of Securities.
We may offer and sell the Securities through underwriters or dealers, directly to one or more purchasers or through agents. We may offer Securities in the same offering, or we may offer Securities in separate offerings. Each Prospectus Supplement, to the extent applicable, will describe the number and terms of the Securities to which such Prospectus Supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and our net proceeds. The Prospectus Supplement will also include any underwriting discounts or commissions and other items constituting underwriters’ compensation and will identify any securities exchanges on which the Securities may be listed.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSXV or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation. We will obtain any requisite exemptive relief, should it be required, prior to conducting “at-the-market distributions”.
Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with such Securities offered by that Prospectus Supplement.
Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.
Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange. In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
No underwriter of the “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.
We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.
Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable Prospectus Supplement, we do not intend to list any of the Securities other than the Common Shares on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no trading market through which the Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

As of the date hereof, the Corporation has discussed an “at-the-market distribution” with one broker-dealer, but discussions are preliminary at this stage and no distribution agreement has been executed. As of the date hereof, the Board of Directors has not yet approved an “at-the-market distribution” by the Corporation.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Common Shares
The Corporation is authorized to issue an unlimited number of the Common Shares. As of November 25, 2020, there were 404,100,757 Common Shares issued and outstanding. The Corporation may issue Common Shares on exercise of Special Warrants (as defined below).
Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Corporation, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis, the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.
Warrants
As of November 25, 2020, there were 38,054,835 Warrants issued and outstanding. The Corporation may issue Warrants to purchase Common Shares. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, including supplemental indentures to one of our existing warrant indentures, to be entered into between the Corporation and one or more banks or trust companies acting as warrant agent, to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Warrants. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions.
The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the Prospectus Supplement describing such warrant indenture. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.
Any Prospectus Supplement relating to any Warrants the Corporation offers will describe the terms of the Warrants and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV relating to Warrants. This description will include, where applicable:
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the designation and aggregate number of Warrants offered;

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the price at which the Warrants will be offered;

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the currency or currencies in which the Warrants will be offered;

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the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

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the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

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the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;

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whether we will issue fractional Common Shares;

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whether we have applied to list the Warrants on a securities exchange;

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the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

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the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

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whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

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material Canadian federal income tax consequences of owning the Warrants; and

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any other material terms or conditions of the Warrants.

The holders of Warrants will not be shareholders of the Corporation. Holders of Warrants are entitled only to receive the Common Shares subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.
Subscription Receipts
As of November 25, 2020, there are no Subscription Receipts outstanding. The Corporation may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”), to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.
The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.
Any Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the terms of the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV relating to Subscription Receipts. This description will include, where applicable:
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the designation and aggregate number of Subscription Receipts offered;

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the price at which the Subscription Receipts will be offered;

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the currency or currencies in which the Subscription Receipts will be offered;

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the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

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the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants, Units or any combination thereof;

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the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

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whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

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the identity of the Escrow Agent;

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the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

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the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;

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the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;

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if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

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procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

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any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;

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whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

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whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;

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provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other securities of the Corporation, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

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whether we have applied to list the Subscription Receipts on a securities exchange;

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material United States and Canadian federal tax consequences of owning the Subscription Receipts; and

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any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.
Escrow
The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts

are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. The Common Shares, Warrants, Units or any combination thereof may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.
Rescission
The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.
Global Securities
The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will also describe the exchange, registration and transfer rights relating to any global security.
Modifications
The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Corporation may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.
Units
As of November 25, 2020, there are no Units outstanding. The Corporation may issue Units consisting of one or more Common Shares, Warrants, Subscription Receipts or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable Prospectus Supplement.
Any Prospectus Supplement relating to any Units the Corporation offers will describe the terms of the Units and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV relating to Units. This description will include, where applicable:
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the designation and aggregate number of Units being offered;

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the price at which the Units will be offered;

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the designation and terms of the Units and the applicable Securities included in the Units;

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the description of the terms of any agreement governing the Units;

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any provision for the issuance, payment, settlement, transfer or exchange of the Units;

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the date, if any, on and after which the Units may be transferable separately;

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whether we have applied to list the Units on a securities exchange;

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material Canadian federal tax consequences of owning the Units;

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how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and

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any other material terms or conditions of the Units.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities hereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.
PRIOR SALES
Information in respect of Common Shares that we issued within the previous 12-month period, and in respect of securities that are convertible or exchangeable into Common shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on the TSXV under the symbol “FCC”. Information in respect of trading price and volume of the Common Shares during the previous 12-month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
LEGAL MATTERS
Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters. As of the date hereof, partners and associates of Cassels Brock & Blackwell LLP as a group, own, directly or indirectly, in the aggregate, less than 1% or no securities of the Corporation.
INTEREST OF EXPERTS
Information relating to the Iron Creek Project in this Prospectus and the documents incorporated by reference herein and therein has been derived from reports, statements, or opinions prepared or certified by Steven J. Ristorcelli, C.P.G., P.G, and Joseph Schlitt, MMSA QP, and this information has been included in reliance on such persons’ expertise. Steven J. Ristorcelli, C.P.G., P.G, and Joseph Schlitt, MMSA QP are each a qualified person as such term is defined in NI 43-101.
None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the Corporation’s property or the property of any of the Corporation’s associates or affiliates. The foregoing persons held an interest in either less than 1% or none of the Corporation’s securities or the securities of any associate or affiliate of the Corporation when they prepared the Iron Creek Technical Report and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Corporation’s securities or the securities of any associate or affiliate of the Corporation in connection with the preparation of the Iron Creek Technical

Report. Neither the aforementioned persons nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of the Corporation.
All scientific and technical information in this Prospectus has been reviewed and approved by Dr. Frank Santaguida, P.Geo., Vice President, Exploration at First Cobalt, who is a qualified person under NI 43-101. As of the date hereof, Mr. Santaguida holds 141,760 Common Shares, 1,600,000 stock options, 100,000 restricted share units and 36,000 warrants.
AUDITORS
MNP LLP, Chartered Professional Accountants, are the independent auditors of the Corporation and are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed or furnished with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consents of each expert or “qualified person” (for the purposes of NI 43-101) referred to in this Prospectus under the heading “Interests of Experts”; and (v) the consent of Cassels Brock & Blackwell LLP.